Chief Executive Officer John W. Robinson III	Aaron’s, Inc.®

President Steven A. Michaels

EVP & Chief Financial Officer Gilbert L. Danielson	309 E. Paces Ferry Rd. N.E.
Suite 1100
Atlanta, Georgia 30305-2377/(678) 402-3000
November 24, 2015
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

RE:	Aaron’s, Inc.
Form 10-K for the Year ended December 31, 2014
Filed March 2, 2015
File No. 1-13941

Dear Mr. O’Brien:
Aaron’s, Inc. (the “Company”) hereby provides below responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 16, 2015. For convenience of reference, each comment contained in your November 16, 2015 letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company.
Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 5. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24
Issuer Purchases of Equity Securities, page 24

1.	In future filings, please provide disclosure regarding the details of the company’s publicly announced plans to repurchase shares, as required by Instruction 2 to Item 703(b) of Regulation S-K.
Response:
Beginning with its Form 10-K for the fiscal year ended December 31, 2015, the Company will revise the “Issuer Purchases of Equity Securities” subsection contained in Item 5 by adding Footnote 1 to the share repurchase activity table in substantially the following form:
As of December 31, 2014, 10,496,421 shares of common stock remained available for repurchase under the purchase authority approved by the Company’s Board of Directors and publicly announced from time to time. The following table presents our share repurchase activity for the three months ended December 31, 2014:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Publicly Announced Plans(1)
October 1 through October 31, 2014	—	—	—	10,496,421
November 1 through November 30, 2014	—	—	—	10,496,421
December 1 through December 31, 2014	—	—	—	10,496,421
Total	—		—

(1)
Share repurchases are conducted under authorizations made from time to time by the Company’s Board of Directors. The most recent authorization was publicly announced on October 4, 2013 and authorized the repurchase of an additional 10,955,345 shares of common stock over the previously authorized repurchase amount of 4,044,655 shares, increasing the total number of our shares of common stock authorized for repurchase to 15,000,000. These authorizations have no expiration date, and the Company is not obligated to repurchase any shares. Subject to applicable law, repurchases may be made at such times and in such amounts as the Company deems appropriate. Repurchases may be discontinued at any time.

Proxy Statement
Compensation Discussion and Analysis, page 16
Base Salary, page 24

2.
We note your disclosure that in 2014 Messrs. Kamerschen and Montanero did not receive salary increases. Please reconcile such disclosure with your Summary Compensation Table on page 34, which shows that both individuals received salary increases.

Response:
The total base salary earned by Mr. Kamerschen in 2014 ($350,000) was higher than the total base salary Mr. Kamerschen earned in 2013 ($204,167) because Mr. Kamerschen joined us on June 1, 2013 and therefore worked only a portion of that year for the Company (i.e., Mr. Kamerschen’s base salary in 2013 was $350,000). As a result, Mr. Kamerschen’s total base salary amount shown for 2013 ($204,167) is necessarily lower than the amount shown for 2014 ($350,000) because it reflects the pro rata amount of 2013 base salary paid to Mr. Kamerschen for the seven months of 2013 in which he was employed by us.
The total base salary earned by Mr. Montanero in 2014 ($375,000) was higher than the total base salary Mr. Montanero earned in 2013 ($361,667) because Mr. Montanero received raises during 2013 that brought his annual base salary to $375,000 (i.e., on January 1, 2013, Mr. Montanero received an increase in base salary from $294,000 to $335,000, and on May 1, 2013 his base salary was increased to $375,000). As a result, Mr. Montanero’s total base salary amount shown for 2013 ($361,667) is necessarily lower than the amount shown for 2014 ($375,000) because it reflects the pro rata aggregated amounts of the base salary paid to Mr. Montanero for the first four months of 2013 and the final eight months of 2013.
Accordingly, the disclosure contained in our 2015 Proxy Statement that neither Mr. Kamerschen nor Mr. Montanero received salary increases in 2014 is correct. We will add footnote disclosure in our upcoming Summary Compensation Table for this year to better clarify and reconcile these amounts.

Certain Relationships and Related Transactions, page 62
Related Party Transactions, page 62

3.
Please tell us why you did not disclose the lease payments paid by Aaron’s, Inc. to Aaron Ventures I, LLC as detailed in Note 6. Indebtedness to the Financial Statements in your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014. See Item 404(a)(3) of Regulation S-K.

Response:
The aggregate annual lease amount paid by Aaron’s to Aaron Ventures I, LLC (“Aaron Ventures”) of approximately $2.0 million is disclosed in the final paragraph under the “Aaron Ventures” sub-section of our “Related Party Transactions” disclosure on page 62 of our 2015 Proxy Statement. This amount reconciles to the sum of the aggregate annual rental amounts of $788,000 and $1.2 million paid by the Company to Aaron Ventures that are disclosed in Note 6 of our 2014 Form 10-K (with the difference being due to rounding). In future Proxy Statement filings, we will not aggregate these amounts and, for purposes of clarity, will present them consistently with amounts disclosed in the notes to our financial statements.

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The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3388. Thank you.

AARON’S, INC.

By:	/s/ Robert P. Sinclair, Jr.
Robert P. Sinclair, Jr.
Vice President, Corporate Controller